August 12, 2010

Mark P. Goshko, Esq.
K&L Gates LLP
State Street Financial Center
One Lincoln Street
Boston, MA 02111

Re: John Hancock Hedged Equity & Income Fund
        File Nos. 333-168178 and 811-22441

Dear Mr. Goshko:

        We have reviewed the registration statement on Form N-2 for John Hancock
Hedged Equity & Income Fund (the "Fund") filed with the Commission on July 16, 2010,
in connection with the registration of its common stock. Based on our review of the
registration statement, we have the following comments. For convenience, we generally
organized our comments using headings, page numbers, and defined terms from the
registration statement.

Prospectus

Cover Page

1. Please revise the Fund's **Investment Objective** to have a primary focus on
   achieving income consistent with the term "Income" in the Fund's name. **See**
   Section 35(d) of the Investment Company Act of 1940.

Equity Strategy, page 2

2. Disclosure provides that under normal market conditions the Fund will invest at
   least 80% of its total assets in equity and equity-related securities, including
   derivatives linked to equity securities or indices. In addition, the Fund may invest
   in over-the-counter and exchange traded derivatives, including futures, forward
   contracts, swaps, options, options on futures, swaptions, structured notes and
   market access products. As these derivatives are considered part of the Fund's
   principal investment strategy, please revise the disclosure in this section and
   where appropriate throughout the registration statement in light of the
   observations set forth in the letter from Barry Miller, Associate Director, Office of
   Legal and Disclosure, to Karrie McMillan, General Counsel, Investment
   Company Institute, dated July 30, 2010. **See**
   http://www.sec.gov/divisions/investment/guidance/ici07010.pdf.

Option Strategy, page 2

3. Since writing (selling) call options does not generate income, please revise the first sentence of this section to clarify that the Fund's strategy of writing (selling) call options on the S & P 500 Composite Stock Price Index is designed to achieve gains and is not designed to achieve "income enhancement." Make similar changes where appropriate throughout the registration statement.

Prospectus Summary
Other Investments, page 12

4. Disclosure provides that the Fund may engage in "short sales." Please confirm that the fee table will include, as an expense, an estimate of dividends paid on the Fund's short sales transactions. **See** AICPA Audit and Accounting Guide: Investment Companies, Paragraph 7.42 (May 1, 2009).

Common stock and other equity securities risk, page 16

5. Earlier disclosure provides that the Fund will invest in a variety of derivatives as part of its principal investment strategy. Please add derivatives related risk disclosure here and where appropriate throughout the registration statement in light of the observations set forth in the letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. **See** http://www.sec.gov/divisions/investment/guidance/ici07010.pdf.

Summary of Fund expenses, page 22

6. Footnote (1) to the fee table provides that JHA or an affiliate has agreed to pay certain offering expenses of the Fund. Please include in footnote (1) an estimate of the following:

   - The size of the offering in dollars and shares;
   - The total offering costs in dollars and costs per share;
   - The offering costs expected to be paid by JHA or an affiliate in dollars and costs per share; and
   - The offering costs expected to be paid by the Fund in dollars and costs per share.

The Fund, page 23

7. Please add a brief statement that that the Fund's investment objective may be changed without a vote of a majority of the Fund's voting securities. **See** Item 8.2.a of Form N-2.

Management of the Fund, page 47

8. Please revise the penultimate paragraph regarding a discussion of the Board's approval of the fund's Investment Advisory Agreement and Sub-Advisory Agreement to provide the period covered by the Fund's shareholder reports. **See** Item 9.1.b(4)

<u>General Comments</u>

9. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

10. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

11. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

12. Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

13. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

14. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*   *   *   *   *

Please direct any questions you may have regarding the filing or this letter to me at 202.551.6956.

Sincerely,

Brion R. Thompson
Senior Counsel